UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (D) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from January 1, 2003 to December 31, 2003

Commission file number 1-3619

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

(thousands of dollars)	December 31,
	2004	2003
Assets:
Investments:
Pfizer Inc common stock	$53,526	$71,597
Collective trust funds	13,912	13,482
Mutual funds	6,842	2,332
	74,280	87,411
Loans to participants	5,762	5,053
Total investments	80,042	92,464

Receivables:
Employer contributions	94	98
Participants contributions	183	172
Interest and other miscellaneous receivables	34	36
Total receivables	311	306

Net assets available for plan benefits	$80,353	$92,770

See Notes to Financial Statements, which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

(thousands of dollars)	Year-ended December 31,
	2004	2003
Additions:
Additions to net assets attributable to:
Investment income:
Pfizer Inc common stock dividends	$ 1,371	$ 1,063
Interest and dividend income from other investments	81	374
Interest income from loans to participants	278	152
Net (depreciation)/appreciation in fair value of investments	(15,561)	9,812
Total investment (loss)/income	(13,831)	11,401

Contributions:
Participants	10,099	9,598
Employer	4,770	4,220
Total contributions	14,869	13,818
Total additions	1,038	25,219

Deductions:
Deductions from net assets attributable to:
Benefits paid to participants	(13,455)	(9,452)
Net (decrease)/increase before plan transfers	(12,417)	15,767

Plan transfers:
Transfers into plan, net	--	38,088
Net (decrease)/increase	(12,417)	53,855

Net assets available for plan benefits:
Beginning of year	92,770	38,915
End of year	$80,353	$92,770

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
Notes to Financial Statements
December 31, 2004 and 2003
(in thousands of dollars)

1.     Description of the Plan

The Pfizer Savings Plan for Employees Resident in Puerto Rico (the Plan), originally adopted in 1990 as the Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico, is a defined contribution savings plan. Participation in the Plan is open to any employee employed by Pfizer Pharmaceuticals LLC (the "Plan Sponsor") or an affiliate which has, with the consent of the Plan Sponsor or Pfizer Inc (the "Parent"), adopted the Plan ("Participating Employer"), and who is included within a group or class designated by the Plan Sponsor as set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Puerto Rico Internal Revenue Code of 1994, as amended (the "Puerto Rico Code").

Under Puerto Rico law, any qualified plan involving pre-tax contributions or involving cash or deferred arrangement must comply with one of two nondiscrimination tests. For the fiscal years ended December 31, 2004 and 2003, the Plan complied with both tests.

Effective April 1, 2003, the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico (WLSPPR) was merged into the Plan. Simultaneously, the Plan changed its name from the Pfizer Savings and Investment Plan for Employees in Puerto Rico to the Pfizer Savings Plan for Employees Resident in Puerto Rico.

The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for a complete description of the Plan.

Plan Administration

The Savings Plan Committee monitors and reports on the selection and termination of the trustee and investment managers and on the investment activity and performance of the Plan.

Administrative Costs

Except for certain investment management fees, all costs and expenses of administering the Plan are paid and absorbed by the Plan Sponsor and the Participating Employers (collectively, the "Company").

Contributions

Participants may make contributions on an after-tax basis and/or a before-tax basis (that is, choose to reduce his or her compensation and have the Company contribute such amount to the Plan on their behalf). Before-tax contributions are subject to certain restrictions under the Puerto Rico Code. Contributions of up to 3% of compensation are matched 100% by the Company and the next 3% is matched 50%. Participants contributions in excess of 6% are not matched. Participants who are eligible employees are permitted to rollover into the Plan eligible distributions from other plans that are qualified under Section 1165(a) of the Puerto Rico Code.

Participant Accounts

Each participant's account is credited with the participant's contribution, allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Generally, participants are immediately vested in the full value of their account (i.e., participant's and Company's contributions).

Investment Options

Nonparticipant Directed Fund -- The Company contributes to one fund:

Pfizer Match Fund	--

This fund invests employer contributions in common stock of Pfizer Inc. A participant who has attained both age 55 and completed ten or more years of participation in the Plan may direct that a certain percentage of assets be transferred (up to 25% during the first 5 years of eligibility (in 1% increments) and up to 50% (in 1% increments) thereafter) out of the Pfizer Match Fund into any of the other investment funds except the Pfizer Match Fund. The fund may invest up to 0.25% of the balance in an S&P 500 index fund for purposes of liquidity.

Participant Directed Funds -- Each participant in the Plan elects to have his or her contributions invested in any one or any combination of the following seven investment funds:

(a) S&P 500 Index Fund*
(b) Pfizer Match Fund
(c) T. Rowe Price Fixed Income Fund
(d) Fidelity Low Price Stock Fund
(e) Fidelity Mid Cap Stock Fund
(f) Fidelity Overseas Fund
(g) Russell 2000 Small Cap Index Fund

*Northern Trust sponsored fund.

The trustee of the Plan, Banco Popular de Puerto Rico, and the custodian of the Plan, Northern Trust Company, also manage investments in certain investment funds and therefore, each is deemed to be a related party. The Plan's trust agreement provides that any portion of any of the funds may, pending its permanent investment or distribution, be invested in short-term investments.

Eligibility

Generally, all employees of the Company who are employed within the Commonwealth of Puerto Rico are eligible to enroll in the Plan on their date of hire.

Loans to Participants

Plan participants are permitted to borrow against their vested account balance. The minimum amount a participant may borrow is one thousand dollars and the maximum amount is the lesser of 50% of the vested account balance reduced by any current outstanding loan balance, or fifty thousand dollars, reduced by the highest outstanding loan balance in the preceding 12 months.

Under the terms of the Plan, loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid over 6 to 15 years at the participant's option. The interest rate on all loans is based on the prime rate plus 1%. Interest paid by the participant is credited to the participant's account.

Benefit Payments

Upon separation from service, retirement or disability, a participant is entitled to receive the full value of the account balance in the form of a lump sum distribution. A participant generally may elect to receive his account balance at any time up to the later of 13 months after termination or age 65, subject to the provisions of the Plan.  In the event of a participant's death, a spouse beneficiary generally may elect payment at any time or defer payments until the later of 13 months from the date of death or when the participant would have reached age 65.  A nonspouse beneficiary generally may defer payment up until 13 months from the date of the participant's death.

In-Service Withdrawals

Participants in the Plan may make withdrawals from their account balances subject to the provisions of the Plan.

Plan Termination

The Plan Sponsor and the Parent expect to continue the Plan indefinitely, but reserve the right to amend, suspend or discontinue it in whole or in part, at any time, by action of the Board of Managers of the Plan Sponsor or the Board of Directors of the Parent or the authorized designee(s) of either of them. In the event of termination of the Plan, each participant shall be entitled to the full value of their account balance as though he or she  retired as of the date of such termination.  No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.

2.     Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation

Pfizer Inc common stock is valued at the closing market price on the last business day of the year. Collective trust funds and mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments held by the fund on the last business day of the year. Loans to participants, which are subject to various interest rates, are recorded at cost which approximate fair value.

Risks and Uncertainties

Investment securities, including Pfizer Inc common stock, are exposed to several risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities it is possible that changes in their values could occur in the near term and such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

Security Transactions

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Net Appreciation/(Depreciation) in Fair Value of Investments

Net appreciation/(depreciation) in fair value of investments includes realized and unrealized gains and losses. Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold). Unrealized gains and losses of investments represent the difference between the cost of the investments and their fair value at the end of the year. Additionally, it reflects the reversal of the unrealized gains and losses as of the end of the prior year.

3.     Transfers Into and Out of the Plan

Effective April 1, 2003, WLSSP was merged into the Plan. As a result, net assets of WLSSP participants in the amount of $38,693 were transferred into the Plan. In March 2003, the Company sold the Adams confectionary business and Schick-Wilkinson Sword shaving products business. As a result, in 2003, net assets of Plan participants who were employees of these businesses in the amount of $605 were transferred out of the Plan.

4.     Income Taxes

The Puerto Rico Department of Treasury ("Treasury") has determined by letters dated March 25, 1992  and September 24, 1999 that the Plan and related trust are designed in accordance with the applicable sections of the Puerto Rico Code.

The Plan has since been amended and a request was submitted to the Treasury on December 29, 2004 for an updated determination letter. The Plan administrator and the Plan's tax counsel believes that the Plan is designed and is currently being operated in material compliance with all of the applicable requirements of the Puerto Rico Code. Accordingly, no provision has been made for Puerto Rico income taxes.

Contributions made to the Plan by the Company, including pre-tax contributions made on the participants' behalf and any appreciation on all funds in the participants' accounts, are not taxable to the participants under current Puerto Rico income tax law while these amounts remain in the Plan and the Plan maintains its qualified status.

5.     Investments

The following investments represent 5% or more of the Plan's net assets available for plan benefits.

(thousands of dollars)	December 31,
	2004	2003
Pfizer Inc common stock*	$53,526	$71,597
T. Rowe Price Fixed Income Fund	8,928	9,368
Fidelity Low Price Stock Fund..........	4,833	1,471
Northern Trust S&P 500 Equity Stock Index Fund...	4,724	4,115
Loans to participants	5,762	5,053

*

Includes 960,791 nonparticipant directed shares and 1,029,749 participant directed shares at December 31, 2004 and 942,272 nonparticipant directed shares and 1,084,257 participant directed shares at December 31, 2003.

6.     Net Appreciation/(Depreciation) in Fair Value of Investments

The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated/(depreciated) in value as follows:

(thousands of dollars)	Year-ended December 31,
	2004	2003

Net (depreciation)/appreciation in fair value of investments:
Pfizer Inc common stock	$(16,971)	$8,642
Mutual funds	957	247
Collective trust funds	453	923
	$(15,561)	$9,812

 7.     Non participant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

(thousands of dollars)	As of December 31,
	2004	2003
Net Assets:
Investments, at fair value:
Pfizer Inc common stock	$25,836	$33,291
Collective trust funds	107	65
Total investments	25,943	33,356
Receivables:
Employer contributions	94	98

Net assets available for plan benefits	$26,037	$33,454

(thousands of dollars)	Year-ended December 31,
	2004	2003
Changes in Net Assets:
Net investment (loss)/income:
Pfizer Inc common stock dividends	$ 646	$ 491
Interest income from loans to participants	--	53
Net (depreciation)/appreciation in fair value of investments	(8,057)	3,896
Total investment (loss)/income	(7,411)	4,440
Employer contributions	4,770	4,220
Transfers (out of)/into the plan, net	(99)	13,490
Benefits paid to participants	(4,659)	(2,937)
Loan transaction transfers, net	(18)	(1,197)
Net (decrease)/increase	(7,417)	18,016
Net assets available for plan benefits:
Beginning of year	33,454	15,438
End of year	$26,037	$33,454

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
December 31, 2004
(in thousands of dollars)

	Interest Rate	Maturity Date	Number of Shares or Units	Cost	Fair Value
Nonparticipant Directed
Pfizer Inc* common stock	--	--	960,791	$15,965	$25,836
Northern Trust * S&P 500 Equity Stock Index Fund			34	107	107
Total non-participant directed investments				$16,072	$25,943

Participant Directed
Pfizer Inc* common stock	--	--	1,029,749	$21,353	$27,690

Collective trust funds:
Northern Trust * S&P 500 Equity Stock Index Fund	--	--	1,461	3,798	4,617
Russell 2000 Small Cap Index Fund..			349	250	260
T Rowe Price Fixed Income Fund	--	--	8,928,038	8,928	8,928
Total collective trust funds				12,976	13,805

Mutual funds:
Fidelity Mid Cap Stock Fund	--	--	41,353	889	969
Fidelity Low Price Stock Fund	--	--	120,065	4,160	4,833
Fidelity Overseas Fund	--	--	29,387	865	1,040
Total mutual funds				5,914	6,842

Total participant directed investments				$40,243	$48,337

Loans to participants (1,619 loans)	4.25% to 9.5%	1/1/2005 to 7/15/2015		$5,762	$5,762

*Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, Line 4j  - SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 2004
(in thousands of dollars)

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain/ (loss)

Pfizer Inc*	Common Stock: 62 sales	$--	$10,477	$8,607	$10,477	$1,870
Pfizer Inc*	Common Stock: 15 purchases	$11,129	$--	$11,129	$11,129	$--

*	Party-in-interest as defined by ERISA

 See accompanying report of independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee
     Pfizer Savings Plan for Employees Resident
     in Puerto Rico:

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan for Employees Resident in Puerto Rico (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Pfizer Savings Plan for Employees Resident in Puerto Rico as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then  ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - Schedule of Assets (Held at End of Year) at December 31, 2004 and schedule H, line 4j - Schedule of Reportable Transactions for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/   KPMG LLP

June 28, 2005

San Juan, Puerto Rico

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

By: /s/Richard A. Passov

Richard A. Passov Chair, Savings Plan Committee

Date:  June 28, 2005

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee
   Pfizer Savings Plan for
   Employees Resident in Puerto Rico:

We consent to the incorporation by reference in the Registration Statement on Form S-8 dated November 18, 1991 (File No. 33-44053) of our report dated June 28, 2005, with respect to the statements of net assets available for plan benefits of the Pfizer Savings Plan for Employees Resident in Puerto Rico as of December 31, 2004 and 2003, the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i - Schedule of Assets (Held at End of Year) at December 31, 2004 and schedule H, line 4j - Schedule of Reportable Transactions, as of and for the year ended December 31, 2004, which report appears in the December 31, 2004, annual report on Form 11-K of the Pfizer Savings Plan for Employees Resident in Puerto Rico.

/s/   KPMG LLP

San Juan, Puerto Rico
June 28, 2005